

Mail Stop 4720

October 13, 2015

<u>Via E-mail</u>
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103
Reston, VA 20190

> **Re: StreetShares, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 15, 2015**
> **CIK No. 0001607838**

Dear Mr. Rockefeller:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. Please explain to us in detail how you intend to conduct your offering on a continuous basis pursuant to Rule 251(d)(3)(i)(F) of Regulation A.

2. We note your plan to further describe the terms of the StreetShares Notes, as well as your use of proceeds and your plan of distribution, including the identification of an underwriter, in one or more offering circular supplements. Please provide us with your

analysis of your ability to provide such information via offering circular supplements and not in the offering circular at the time of qualification. Please refer to Rules 253(a), 253(b) and 253(g) of Regulation A for guidance.

Use of Proceeds, page 14

3.   Please revise your offering circular to describe the approximate amount of proceeds to be used for each principal purpose you identify. Please refer to Item 6 of Part II of Form 1-A.

4.   We note your disclosure that you may use the proceeds from this offering to meet "[y]our loan funding commitments" and that you will describe your use of proceeds in greater detail in each offering circular supplement. Please explain if you intend to have a correlation between the issuance of loans to borrowers and the issuance of each series of StreetShares Notes. For example, please discuss the timing of loan funding in relation to the offer and sale of the StreetShares Notes in your response.

Description of Business

Borrower Screening, page 16

5.   Please revise your discussion here and in your Management's Discussion & Analysis (MD&A) section to include a comprehensive description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, if applicable (e.g., secured versus unsecured). Also, please expand your footnotes to the financial statements to discuss the risk characteristics surrounding your receivables. Refer to ASC 310-10-50-11B(a)2.

6.   As a related matter, given the launching of your first loan product in July 2014 and subsequent growth in originations, please revise your MD&A to provide quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics (e.g., delinquency status, historical charge-offs, reserve ratio, etc.). As of the end of the period ended December 31, 2014, or any subsequent updated reporting period, for each loan category, present a table of contractual maturity by appropriate time period. Also provide a qualitative discussion to allow an investor to assess the underlying credit risk or trends in credit risk associated with your loans and how changes in credit risk are reflected in your allowance and provision for loan losses.

7.   Please revise your MD&A to provide, in a tabular form, information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Summary of Critical Accounting Policies</u>

<u>Allowance for Loan Losses, page 20</u>

8.   Please revise your disclosure surrounding your allowance for loan loss methodology to
        address the following:

        - Revise to clarify whether your methodology applies ASC 310-10-35, ASC 450-20, or
          both.
        - As it relates to your determination of any general reserve pursuant to ASC 450-20,
          please enhance your disclosure to address how receivables with similar characteristics
          are grouped to be collectively evaluated.
        - Enhance your discussion of the methodology used in determining the general reserve
          including, for instance, how loss rates are determined considering your limited
          operating history (e.g., peer data, etc.), enhanced description of various qualitative
          factors considered (e.g., industry, geographical, economic, and seasonality factors),
          and how these factors impacted the determined loss rates.

<u>Plan of Distribution</u>

<u>StreetShares Notes Subscription Process, page 27</u>

9.   We note that you direct investors in your "Plan of Distribution" section to browse the
        types of borrowers that are approved for display on the StreetShares platform and that
        proceeds from a note purchase "may or may not" be used to fund any particular loan.
        Please explain to us why you believe it is appropriate to direct potential investors to your
        platform as part of your distribution.

10.   We note your disclosure on page 26 that "StreetShares Notes will be issued by computer-
        generated program on [y]our website." Please expand your disclosure regarding the
        distribution of the StreetShares Notes through your online lending platform. For example
        only, please discuss:

        - whether investors will see loan requests from borrowers that have not been fulfilled,
          only those that have been fulfilled, or both;
        - what other information investors will see related to the borrowers and loans that have
          been approved for display on the StreetShares platform;
        - how investors will be offered StreetShares Notes (e.g., through a single webpage or
          through multiple webpages); and

- whether investors will be offered every series of StreetShares Notes that are qualified under this offering circular and, if not, how you will determine which series of StreetShares Note to offer to investors.

Consolidated Financial Statements

Consolidated Financial Statements for the period July 1, 2014 through December 31, 2014, page F-15

11. Considering that you originated your first loan in July 2014 and began generating revenue during the interim period ended December 31, 2014, please refer to ASC 310-10-50 and revise your interim financial statements to include footnote disclosures with particular focus on expanding your discussion of your accounting for your existing loans, allowance for loan losses, and revenue recognition policies for each stream of revenue. Please also update your MD&A section to discuss any material fluctuations in revenues and expenses for each period presented.

12. We note on page F-15 that you have an allowance for loan losses of $58,683 on your balance sheet as of December 31, 2014 and a corresponding line item "Change in allowance for loan losses" for the same amount in your Statement of Cash Flows on page F-17 for the period July 1, 2014 through December 31, 2014. Your Statement of Operations on page F-16 for this same period includes a line item "Allowance for Loan Losses" in the amount of $13,419. Please refer to ASC 310-10-50-11B(c) and revise your disclosure to include, a roll-forward of your allowance for Loan Losses for each period presented including charge-offs, recoveries and provision for loan losses. In addition, please explain to us the difference between the $13,419 provision recorded during the period July 1, 2014 and December 31, 2014 and the resulting allowance of $58,683 at December 31, 2014 as well as where this difference is presented in your Statement of Operations.

13. We note the line item "Net Advances Owed to Investors and Stockholders" on your balance sheets on pages F-3 and F-15 in the amounts of $66,214 as of June 30, 2014 and $912,086 as of December 31, 2014, respectively. Please revise the notes to your financial statements to disclose additional information about these advances and include a discussion of the changes in this funding source in the Liquidity and Capital Resources section of your MD&A or tell us why such disclosures are not material. Please also tell us the nature of the investors to whom these advances are owed.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Brian S. Korn, Esq.